UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010 (Report No. 1)

Commission File Number: 0-30820

TIKCRO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______    No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: Tikcro Technologies Announces 2010 Annual General Meeting, dated October 25, 2010.

Exhibit 99.2	Notice of 2010 Annual General Meeting of Shareholders and Proxy Statement, dated October 25, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

By:/s/ Adam M. Klein
Date: November 4, 2010	Adam M. Klein for Aviv Boim, pursuant to authorization

EXHIBIT INDEX
Exhibit Number	Description of Exhibit
99.1	Press Release: Tikcro Technologies Announces 2010 Annual General Meeting, dated October 25, 2010.
99.2	Notice of 2010 Annual General Meeting of Shareholders and Proxy Statement, dated October 25, 2010.